20014157

SEC
Mail Processing
Section

SEP 01 2020

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gallatin Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana Aden

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr., Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gallatin Capital LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

Melissa Lugo
Notary Public, State of New York
No. 01LU6256071
Qualified in Queens County
Commission Expires February 21, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALLATIN CAPITAL LLC

Financial Statement

With Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2020

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
June 30, 2020

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3 -7

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gallatin Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gallatin Capital LLC (the "Company"), as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 6 to the financial statements, the Company has changed its method of accounting for leases on July 1, 2019 due to the adoption of ASC Topic 842.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

WithumSmith+Brown, PC

August 27, 2020

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB • THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
June 30, 2020

ASSETS

ASSETS:		
Cash, unrestricted	$	2,187,163
Fees receivable		3,773,963
Cash, restricted		125,874
Contract assets		197,330
Property and equipment, net of accumulated depreciation		3,173
Right of use asset		1,298,007
Other assets		29,232
TOTAL ASSETS	$	7,614,742

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	137,975
Commissions payable		1,918,094
Contract liabilities		209,488
Deferred income tax liability		23,100
Lease liability		1,298,007
TOTAL LIABILITIES		3,586,664
MEMBERS' EQUITY		4,028,078
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,614,742

See Accompanying Notes to Financial Statement

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
June 30, 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Gallatin Capital LLC (the "Company") was formed as a limited liability company in New York on December 4, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company primarily earns subscription fees from providing capital raising services to hedge funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Fees Receivable and Allowance for Doubtful Accounts

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2020.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized in accordance with firm policies.

Revenue and Expense Recognition

Under Topic 606, revenue from contracts is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

Recognition

The Company determines revenue recognition through the following five steps:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fee Income

The Company engages in raising capital for hedge funds. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the performance of ongoing advisory and consulting services. The other way the Company can earn fees is upon the successful placement of money in a hedge fund. Revenue from ongoing advisory services is recognized in accordance with a respective agreement, which may be over time as services are performed or at a point in time upon the termination of a contract or upon the success of a contract. Certain payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for success fee transactions, as there are no significant actions which the Company needs to take subsequent to this date.

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (continued)

Disaggregation of Revenue
All of the Company's revenues for the year ended June 30, 2020, originated from advisory fees that were earned from the successful placement of money in a hedge fund.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The receivable balances as of July 1, 2019 and June 30, 2020 were $4,607,438 and $3,773,963, respectively.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of July 1, 2019 and June 30, 2020, there were contract asset balances of $117,988 and $197,330, respectively.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2019 and June 30, 2020, there were $171,681 and $209,448, respectively, in contract liabilities.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has paid estimated quarterly taxes for the year ended June 30, 2020.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2020, the Company had deferred income tax liabilities of $23,100 related to the New York City Unincorporated Business Tax ("UBT"). The deferred tax liability is primarily related to book to tax differences with respect to accounts receivable and commissions payable. There was no liability for uncertain tax positions at June 30, 2020.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - Financial Instruments-Credit Losses
In June 2016, FASB issued ASU 2016-13 – Financial Instruments-Credit Losses. The new guidance, referred to as the current expected credit loss (CECL) model, requires the measurement of all expected credit losses for financial assets held at the reporting date (excluding available-for-sale debt securities) based on historical experience, current conditions, and reasonable and supportable forecasts. Forward-looking information will be used to generate credit loss estimates. The guidance will become effective for the Company on July 1, 2021. Management does not expect a significant impact to its operations as a result of the adoption of this new standard.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Restricted Cash

In November 2016, the FASB issued guidance which reduced the diversity in practice as to how changes in restricted cash are presented and classified in the statement of cash flows. The guidance required that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted guidance retrospectively as of July 1, 2019. Upon adoption, changes in restricted cash, which has previously been presented as operating activities, are now included within beginning and ending cash in our statement of cash flows.

Restricted cash consists of a letter of credit that secures the operating lease for the office discussed in Note 5. As of June 30, 2020, the security deposit amount is $125,874.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company had net capital of $1,200,399, which was $1,049,362 in excess of its required net capital of $151,037. The Company's ratio of aggregate indebtedness to net capital was 1.89 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2020, the amount in excess of insured limits was $1,687,163.

Revenue

During the year ended June 30, 2020, approximately 59% of the Company's revenue was from three customers.

Fees Receivable

As of June 30, 2020, approximately 77% of the Company's fees receivable balance was from four customers.

NOTE 5 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of June 30, 2020:

Furniture and fixtures	$	151,034
Office equipment		33,028
Computer software		8,390
		192,452
Less: Accumulated depreciation		189,279
	$	3,173

Depreciation expense for the year ended June 30, 2020 was $1,953.

The estimated useful life of furniture and fixtures is 7 years and the estimated useful lives of office equipment and computer software is 5 years.

NOTE 6 – COMMITMENTS:

Operating Lease

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

NOTE 6 – COMMITMENTS (CONTINUED):

The new standard is effective for the Company on July 1, 2019, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods.

The Company adopted the new standard on July 1, 2019 and used the effective date as its date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before July 1, 2019. The new standard provides a number of optional practical expedients in transition. The Company elected the 'package of practical expedients', which permits it to not have to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. It did not elect the use-of hindsight or the practical expedient pertaining to land easements; the latter not being applicable.

On July 1, 2019, the Company recognized additional operating liabilities of approximately $1,671,758, with corresponding ROU assets of $1,671,758, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company uses the incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic enviornment, The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamoritzed initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamoritzed balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The new standard also provides practical expedients for an entity's ongoing accounting. This means that no ROU assets and lease liabilities are recognized for leases that qualify as short-term. The Company also elected the practical expedient to not separate lease and non-lease components for all of its leases.

The Company has a lease for office space in New York City which expires on June 30, 2023. The lease is secured by a $125,874 letter of credit, held by the landlord, which is included in the security deposit on the statement of financial condition. It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of June 30, 2020 are as follows:

2021	$	499,133
2022		499,133
2023		499,133
Total undiscounted lease payments		1,497,399
Less Imputed Interest		(199,392)
Total lease liability	$	1,298,007

The weighted average remainging lease term is 2 years and 1 month and the weighted average discount rate used was the three year treasury rate, as of July 1, 2019, of 7.5%.

NOTE 7 – INCOME TAXES:

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. The tax expense for the period was $27,693.

The Company recognized a deferred income tax liability of $23,100 as of June 30, 2020, for the aggregate amount of timing differences related to the UBT. The Company's effective UBT rate for the period July 1, 2019 to June 30, 2020 differs from the statutory rate of 4% due to the treatment of fees receivable, deferred revenue, prepaid expenses, deferred rent, accrued expenses and accounts payable.

GALLATIN CAPITAL LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
June 30, 2020

NOTE 8 – MEMBERS' EQUITY:

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class B Units.

In accordance with the Company's operating agreement, each Class A and Class B unit shall have the same rights, priorities and preferences; except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meetings vote of Members, or to have notice of such meetings. Effective January 1, 2020, the Company renegotiated the terms of its Operating Agreement, reallocating the number of Class A and B Units amongst its owners. All Class C Units were eliminated. As of June 30, 2020, there were 300 Class A Units and 0 Class B Units, issued and outstanding.

NOTE 9 - 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the"401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed annual limits set by the Internal Revenue Service. The Employer makes contributions equal to 3% of all eligible employees' total compensation. Contributions are subject to certain limitations. For the year ended June 30, 2020, the Company contributed $39,285 to the 401 (k) Plan.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent events have been evaluated for potential recognition or disclosure through August 27, 2020 which is the date these financial statements were issued.

Management continues to evaluate the impact of the COVID-10 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations and/or its cash flows, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.